EXHIBIT 12.1

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings (loss) from continuing operations	$164,433	$229,529	$(106,397)	$(274,944)	$(1,605,355)	$(372,126)
Add (Deduct):
Fixed charges	201,682	458,285	572,108	529,798	518,399	471,130
Capitalized interest	(30,304)	(67,955)	(53,397)	(52,651)	(53,661)	(94,205)
Earnings from unconsolidated entities, net	(50,897)	(97,220)	(31,676)	(59,935)	(23,678)	(28,059)
Distributed income from equity entities	56,715	68,618	34,945	72,976	27,404	63,885
Income tax expense (benefit)	(2,038)	106,733	3,580	1,776	(30,499)	5,975

Earnings (loss), as adjusted	$339,591	$697,990	$419,163	$217,020	$(1,167,390)	$46,600

Fixed charges:
Interest expense	$165,707	$379,327	$505,215	$466,571	$461,166	$372,768
Capitalized interest	30,304	67,955	53,397	52,651	53,661	94,205
Portion of rents representative of the interest factor	5,671	11,003	13,496	10,576	3,572	4,157

Total fixed charges	$201,682	$458,285	$572,108	$529,798	$518,399	$471,130

Ratio of earnings (loss), as adjusted, to fixed charges	1.7	1.5	(a )	(a )	(a )	(a )

(a)	The loss from continuing operations for 2012, 2011, 2010, and 2009 included impairment charges of $269.0 million, $147.7 million, $1.1 billion, and $495.2 million, respectively, that are discussed in our Annual Report on Form 10-K. Our fixed charges exceed our earnings (loss), as adjusted, by $152.9 million, $312.8 million, $1.7 billion, and $424.5 million for the years ended December 31, 2012, 2011, 2010, and 2009, respectively.